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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                            Quicksilver Resources Inc.
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                                (Name of Issuer)

                           Common Stock $.01 par value
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                          (Title of Class of Securities)

                                   74837R104
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                                 (CUSIP Number)

    Glenn M. Darden, 1619 Pennsylvania Avenue, Fort Worth, Texas 76104
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           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 4, 1999
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            (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement  / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 74837R104                   13D                           Page 1 of 6
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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Quicksilver Energy, L.C.
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 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
     00
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 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
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 (6) Citizenship or Place of Organization
     Michigan
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                             (7)  Sole Voting Power
    Number of                     3,030,861
     Shares                  --------------------------------------------------
  Beneficially               (8)  Shared Voting Power
    Owned by                      0
      Each                   --------------------------------------------------
   Reporting                 (9)  Sole Dispositive Power
     Person                       3,030,861
      With                   --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,030,861
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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
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(13) Percent of Class Represented by Amount in Row (11)
     23.5%
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(14) Type of Reporting Person*
     CO
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


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SCHEDULE 13D

     This Schedule 13D is filed in connection with the closing of the transactions under that certain Agreement and Plan of Merger and Reorganization (the "Agreement") between Quicksilver Resources Inc. ("QRI") and MSR Exploration Ltd. ("MSR") dated September 1, 1998 pursuant to which MSR merged into QRI (the "Merger"). In connection with the Merger, QRI issued approximately one tenth (.10) of one share of its Common Stock, par value $.01 per share to the former shareholders of MSR in exchange for each of the issued and outstanding shares of the capital stock of MSR. Also, as a result of the Merger, QRI registered its shares of Common Stock issued in the Merger under the Securities Act of 1933, as amended.

ITEM 1.  SECURITY AND ISSUER

          This Schedule 13D relates to the Common Stock of QRI. QRI is a Delaware corporation and its principal executive offices are located at 1619 Pennsylvania Avenue, Fort Worth, Texas 76104

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  NAME:

               Quicksilver Energy, L.C.

          (b)  BUSINESS ADDRESS:

               1619 Pennsylvania Avenue
               Fort Worth, Texas 76104

          (c)  BUSINESS PURPOSE:

               Quicksilver Energy, L. C. is an oil and gas producer.

          (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

               Quicksilver Energy, L. C. has not been convicted in a criminal proceeding during the previous five years. Quicksilver Energy,
               L. C. has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

          (e)  STATE OF INCORPORATION:


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               Quicksilver Energy, L. C. is a Michigan limited liability
               company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          QRI was organized on December 18, 1997 under the laws of the State of Delaware for the purpose of combining certain oil and natural gas properties (the "QRI Properties") located in Michigan, Wyoming and Montana and owned by Michigan Gas Partners, Limited Partnership, a Texas limited partnership ("MGP"), Mercury Exploration Company, a Texas corporation ("Mercury") and Quicksilver Energy, L.C., a Michigan limited liability company ("QELC"), and thereafter exploring, developing, and operating the QRI Properties. At the time of formation of QRI, Mercury was the sole general partner of MGP and Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), was the sole limited partner. The membership interests in QELC are owned by Mercury, Frank Darden, Thomas F. Darden, Glenn Darden, and Anne Darden Self (the "Darden Family"). The Darden Family also owns, directly or indirectly, substantially all of the stock of Mercury.

          On April 9, 1998, the combination of oil and natural gas properties for which QRI was formed (the "Combination Transaction") was completed. Pursuant to an Agreement and Plan of Reorganization and Merger by and among QRI, QELC, MGP, Mercury, Trust Company of the West, a California trust company ("TCW"), in its capacity as Sub-Custodian for Mellon Bank for the benefit of a specified account, and JEDI, dated March 31, 1998, MGP was merged with and into QRI and certain assets and liabilities of Mercury and QELC were transferred to and assumed by QRI. Indebtedness owed by QELC to TCW and by Mercury and QELC to NationsBank of Texas, N.A. ("NationsBank") was also restructured as part of the Combination Transaction.

          Effective as of January 1, 1998, QELC transferred all of its oil and gas properties in the States of Michigan and Montana to QRI as part of the Combination Transaction. As consideration for the QELC transfer, QRI assumed certain liabilities of QELC relating to the transferred properties, including indebtedness owed by QELC to TCW under a Credit Agreement dated November 14, 1996. QRI issued to QELC as additional consideration 29,395 shares of QRI Common Stock.

          In order to meet the requirements of the Merger and give effect to the relative percentage of the surviving corporation to be owned by MSR shareholders after the Merger, QRI issued to QELC 3,001,466 shares of QRI Common Stock, as a result of a stock dividend approved by QRI's Board of Directors on February 12, 1999.


ITEM 4.  PURPOSE OF TRANSACTION


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          QELC acquired the Common Stock as described above and holds it as an investment. QELC intends for QRI to continue its business of oil and gas exploration and production and for the Common Stock to continue to be eligible for trading on the American Stock Exchange. QELC may make purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time. QELC does not have present plans or contemplates any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          QELC is the beneficial owner of 3,030,861 (or approximately 23.52% of QRI's outstanding shares). Quicksilver Energy, L. C. holds the sole power to vote and dispose of all these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          STOCKHOLDERS AGREEMENT.

          QRI, Mercury, QELC, the Darden Family, Jeff Cook, Jack Thurber, TCW, JEDI and Mercury Production Company, a Texas corporation and the owner of substantially all of the outstanding shares of common stock of Mercury ("Mercury Production"), are parties to a Stockholders Agreement, dated April 9, 1998, as amended on September 1, 1998 (the "Stockholders Agreement").

          Mercury, QELC and the Darden Family (collectively, the "Darden Stockholders") have an obligation continuing past the time when QRI Common Stock becomes publicly traded to provide to JEDI and TCW a right of first refusal on any transfers of the QRI Common Stock. The Darden Stockholders are further required to provide JEDI and TCW with a proportionate right to join in any transfers of shares of QRI Common Stock by Mercury, QELC or a member of the Darden Family.

          In addition, each of JEDI and TCW, so long as it is a holder of QRI Common Stock, has the right to elect a number of members of the Board of Directors of QRI representing a percentage of the entire Board of Directors as close as possible to the percentage of outstanding shares of QRI Common Stock held by JEDI or TCW, as applicable, but in no case less than one.

          QRI and QRI's stockholders, other than JEDI and TCW, are bound by certain covenants contained in the Stockholders Agreement, including a requirement to deliver specified information concerning QRI to JEDI and TCW so long as they are the owners of QRI Common Stock and not to take major corporate actions without the prior written consent of JEDI and TCW, such as amendment of QRI's Certificate


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          of Incorporation, issuance of capital stock, merger of QRI into any other corporation or a sale of all or substantially all of QRI's assets.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     - Agreement and Plan of Merger and Reorganization by and among Quicksilver Resources Inc. and MSR Exploration, Ltd. dated as of September 1, 1998 (as filed as Exhibit 2.1 to QRI's Registration Statement on Form S-4 (SEC file No. 333-66709) and incorporated hereby by reference).

     - Stockholders Agreement, dated April 9, 1998 and amended September 1, 1998, by and among Quicksilver Resources, Inc., Mercury Exploration Company, Quicksilver Energy, L.C., Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, Jeff Cook, Jack L. Thurber, Trust Company of the West, Joint Energy Development Investments Limited Partnership and Mercury Production Company (as filed as Exhibits 10.5 and 10.6 to QRI's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).


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                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       QUICKSILVER ENERGY, L.C.


                                       By: /s/ Frank Darden
                                          ----------------------------------

                                       Title: Director
                                             -------------------------------

                                       Date: March 11, 1999
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